LIFESCIENCES OPPORTUNITIES INCORPORATED
925 South Federal Highway, Suite 600
Boca Raton, Florida 33432
(561) 208-2929

January 9, 2008

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Division of Corporate Finance

Re:	Lifesciences Opportunities Incorporated
Withdrawal of Post Effective Amendment No. 1
to Registration Statement on Form SB-2
File No. 333-117100

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Act”), Lifesciences Opportunities Incorporated (the “Company”), hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s Post Effective Amendment No. 1 to Registration Statement on Form SB-2 (No. 333-117100), filed on October 30, 2007 and all exhibits filed thereto (the “Registration Statement”). The Company is withdrawing the Registration Statement because the Company’s board of directors has determined that the registration of the Company’s securities (as set forth in the Registration Statement) will not comply with Rule 419 under the Act. No securities were sold in connection with the Registration Statement and funds received from subscribers were refunded to such subscribers.

In accordance with Rule 457(p) promulgated under the Securities Act of 1933, as amended, the Company requests that any un-applied fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited to the Company’s account.

Sincerely, Lifesciences Opportunities Incorporated /s/ Roland Perry Roland Perry Chief Executive Officer